Trina Sandoval
Vice President and Deputy General Counsel	Corebridge Financial
T (213) 218-1918	21650 Oxnard Street, Suite 750
trina.sandoval@corebridgefinancial.com	Woodland Hills, CA 91367

August 5, 2024

Mr. Mark Cowan

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re: American General Life Insurance Company (the “Company”)

Pre-Effective Amendment No. 1 to Registration Statement on Form S-1

File No. 333-277203

Dear Mr. Cowan:

Thank you for your verbal comments on July 12, 2024, regarding the Pre-Effective Amendment No. 1 to Form S-1 registration statement referenced above. We have responded to your comments as follows:

General

1.

Comment – While we are okay with the new novel crediting methodology, we noted that the company intends to change the buffer on these new index options from one term to the next, and rather than including the buffer percentage in the prospectus, has disclosure stating that the current buffer rates can be found on the company website. It is the staff’s position that all index option features other than current caps/participation rates must be disclosed in the prospectus, and if there are changes to those rates, then the prospectus must be updated. This is consistent with the approach in the RILA rulemaking, which only permits current upside rates to be posted online, with historical rates in an exhibit to the registration statement.

Response – Currently, many RILA issuers modify upside rates periodically based on market and other factors. The staff currently permits RILA issuers to disclose current upside rates via a website incorporated by reference into the prospectus. Our RILA is designed to provide for dynamic rates (or buffer rates) based on market and other factors.

As discussed further below, we submit that the disclosure of current downside rates via a website incorporated by reference into the prospectus (i) is consistent with the SEC’s layered disclosure approach and investor preferences expressed via recent SEC investor testing initiative; (ii) would avoid a confusing bifurcated disclosure approach for upside rates versus downside rates; and (iii) is consistent with disclosure standards applied by the staff to other types of securities such as buffered ETFs.

Importantly, we confirm the prospectus will disclose the guaranteed minimum buffer rates for each Strategy Account Option. Accordingly, the website disclosure of current buffer rates would only disclose additional protection against loss. In other words, the website buffer disclosure would not disclose additional risks, but rather would disclose additional protections beyond the minimum buffer rates disclosed in the prospectus. We believe that the disclosure of current buffer rates via a website would not require the staff to allow additional factors to be varied by website disclosure.

Improved Investor Experience. Allowing website disclosure of both upside rates and downside rates would be consistent with the SEC’s layered disclosure approach and investor preferences as reflected in recent SEC investor testing initiatives. Requiring disclosure of RILA downside rates via prospectus supplement would require RILA issuers to file and distribute frequent prospectus supplements to investors and distribution partners. Further, if the staff were to require such supplements to be filed via a post-effective amendment to the S-1 registration statement, this would effectively prohibit issuers from adjusting buffer rates based on current market conditions. This would constrain RILA issuers’ ability to update downside rates for investors in response to market conditions and inhibit investors’ ability to access current rates on a more dynamic basis.

Avoids Bifurcated Approach. Website disclosure will allow investors to readily access both upside rates and downside rates by referring to a single source. Prohibiting website disclosure of downside rates would lead to a bifurcated approach where investors access upside rates online but receive a prospectus supplement for downside rates. We submit that this would be cumbersome for investors and could potentially confuse investors. Similar to upside rates, we believe investors will find it more efficient to obtain current downside rates on the company’s website identified in the prospectus than by receiving a potentially high number of prospectus supplements.

We submit that to the extent downside rates are simply the obverse of upside rates, they should be treated the same from a disclosure perspective. We recognize that the SEC’s July 1, 2024 release adopting rule and form amendments providing for the registration of registered-index linked annuities (RILAs) (the “Adopting Release”) discusses posting upside rates on a website. However, this does not require the staff to conclude that website disclosure of downside rates are prohibited. We understand that the SEC’s discussion of upside rates in the Adopting Release was a reflection of industry comments based on then-current RILA product design. As RILA product design evolve, the fundamental analysis in the Adopting Release is equally applicable to upside rates and downside rates. As discussed below the SEC staff permits issuers on other forms to disclose current rates (including downside rates) on a website despite the fact that the relevant SEC form does not explicitly reference such website disclosure.

Precedent. The SEC staff currently permits a variety of issuers to disclose current downside rates on a website specified in the prospectus. For example, many buffered exchanged traded funds (“ETFs”) registered on Form N-1A disclose current buffer rates on a website. The website disclosure of the current buffer is used by investors to make purchase decisions after the start of the term (e.g., the one year hedge period). We submit that both downside rates and upside rates should be readily accessible on a website that is identified in the prospectus in a single access point. Prohibiting website disclosure of downside rates would put RILA issuers at a competitive disadvantage relative to other products such as buffered ETFs.

We respectfully request the staff reconsider its position.

2.

Comment – On the new Upside Parameter called “Lock.” We understand that the term “Lock” is used to refer to a feature that “locks in” an index crediting rate if a specified threshold is met. To avoid potential investor confusion with the Performance Lock feature, which “locks in” Interim Value, we think the company should change the terminology to refer to something other than just “Lock.” For example, referring to this feature throughout as a “Threshold Lock” would probably be sufficient to distinguish this from the Performance Lock feature. Similarly, for consistency, we suggest changing the “Lock Buffer Rate” to something like “Threshold Lock Buffer Rate” and “Lock Threshold” to something like “Threshold Lock Rate.”

Response – We appreciate the staff’s comment and share the staff’s goal of clear disclosure. In response to the staff’s comment, we have revised the prospectus to clearly distinguish the Performance Lock feature from the Lock Upside Parameter. Specifically, Performance Lock is a feature that allows investors to lock in Interim Value under certain Strategy Account Options; whereas Lock is an Upside Parameter that applies to different Strategy Account Options.

As noted above, the Strategy Account Options for which the Performance Lock feature is available are different from the Strategy Account Options that use Lock as an Upside Parameter. We have clearly identified the different Strategy Account Options to which each feature applies.

We believe the revisions clearly differentiate the two concepts.

Cover Page

3.

Comment – After “minimum guaranteed rates” in the second sentence of the fifth paragraph, insert “that may be established under the contract” and replace “available under the Contract” with “(other than Threshold Lock)”.

Response – Comment complied with.

4.	Comment – In the fifth paragraph, please add a sentence that Lock Thresholds are guaranteed minimum rates under the Contract.

Response – Comment complied with.

5.	Comment – Regarding the last sentence of the fifth paragraph, please clarify that the Lock Thresholds are percentages.

Response – Comment complied with.

6.	Comment – Please replace “for all Strategy Account Options” in the fourth sentence of the sixth paragraph with “that we will offer under any Strategy Account Options”.

Response – Comment complied with.

7.

Comment – In the third sentence of the seventh paragraph, please replace “Lock Buffer Rates” with “Buffer Rates” as all Buffer Rates can change over the life of the Contract if new Strategy Account Options are added. To suggest otherwise might confuse investors into thinking that the current Buffer Rates are the only ones that will ever be available under the Contract.

Response – Comment complied with.

8.

Comment – In the first bullet point, please reconsider this disclosure with the response we received to comment #15 in the response letter which states that the Interim Value will not apply to “free look” withdrawals which is based on a return of Purchase Payment minus Withdrawals. There are numerous references throughout the prospectus to Interim Value applying to the “free look” provision”. Please ensure the disclosure is consistent.

Response – Interim Value will not apply to “free look” withdrawals that are based on a return of Purchase Payment. However, if state law requires a refund of Contract Value rather than a refund of Purchase Payment, Interim Value will apply. We have reconciled the disclosure here and throughout the prospectus for consistency.

9.

Comment – In the second bullet point, please add “free Withdrawal amounts, Performance Locks, optional death benefit fees, death benefit payments, and annuitization” to Withdrawals and Surrenders that cause the Interim Value to be recalculated.

Response – We have revised the disclosure to add free Withdrawal amounts, optional benefit fees, death benefit payments, and annuitization. Performance Lock does not cause the Interim Value to be recalculated. Performance Lock “locks” in the already calculated Interim Value of the Strategy Account Option. We have omitted Performance Lock from this sentence and throughout the prospectus where appropriate.

10.	Comment – In the second bullet point, please bold “100%”.

Response – Comment complied with.

11.

Comment – In the second bullet point, please delete “however any such Withdrawal or Surrender would be subject to the Minimum Withdrawal Value”. Unless the Company can sufficiently define “Minimum Withdrawal Value” all references to “Minimum Withdrawal Value” other than for the Fixed Account should be deleted particularly when disclosing maximum loss potential of 100% from the Interim Value. This wording suggests to investors that the loss potential might not actually be 100%. If that is true, then the prospectus needs to be specific as to what the Minimum Withdrawal Value is, how it is calculated, what the percentage is, and when it applies.

Response – The Minimum Withdrawal Value is the minimum amount required to be paid to a contract owner upon Surrender, payment of a death benefit of annuitization and is equal to the sum of the Fixed Account Option Minimum Withdrawal Value and the Strategy Account Option Minimum Withdrawal Value(s). The definition of “Strategy Account Option Minimum Withdrawal Value” has been revised to state that the Strategy Account Option Minimum Withdrawal Value is equal to the contract owner’s Purchase Payment amount allocated to the Strategy Account Option multiplied by 87.5% on the Contract Issue Date and thereafter moves in proportion to the Strategy Account Option Value which may be increased or decreased based upon Interim Value, Index Credits or transfers, fees or withdrawals. We have revised the disclosure here and throughout the prospectus to state that a Surrender of the Contract is subject to the Minimum Withdrawal Value.

12.	Comment – In the second bullet point, please bold “100%” and delete “subject to the Minimum Withdrawal Value”.

Response – We have revised the bullet point to state: “The Interim Value could be less than your investment in a Strategy Account Option even if the Index has had a positive performance since the Term Start Date. Withdrawals, Surrenders, free Withdrawal amounts (in states where a refund of Contract Value is required) that cause the Interim Value to be recalculated could result in the loss of principal investment and previously applied Index Credit Rates, and such losses could be as high as 100%. However, your Surrender of the Contract would be subject to the Minimum Withdrawal Value.”

13.

Comment – Please add a sentence stating “Interim Value will not apply when calculating your refund of the Purchase Payment” after the fourth sentence of the second paragraph after the bullets. Additionally, please include a reference to Appendix F: State Variations.

Response – Comment complied with.

Special Terms

14.

Comment – In the definition of “Index Credit”, please revise “For Lock, the dollar amount of gain or loss reflect in your Strategy Account Option Value on any day during the Term” to “For Threshold Lock, the dollar amount of gain reflected in your Strategy Account Option Value on the first day during the Term where the Index Change meets or exceeds the Threshold Lock Rate, and if the Index Change does not meet or exceed the Threshold Lock Rate on or before the Term End Date, then the dollar amount of gain or loss reflected in your Strategy Account Option Value on the Term End Date.”

Response – Comment complied with.

15.	Comment – Please delete “on a Strategy Account Option other than Lock” in the third sentence of the definition of “Interim Value”.

Response – Comment complied with.

16.

Comment - Please revise the second sentence of the “Lock” definition as follows: “If you select a Strategy Account Option with Threshold Lock and the positive Index Change meets or exceeds the Threshold Lock Rate on any day during the Term, you will receive an Index Credit Rate equal to the Lock Threshold Rate as of that date.”

Response – Comment complied with.

17.

Comment – Please revise the third and fourth sentence of the “Lock” definition as follows: “When that occurs, you will no longer participate in Index performance, and you will not receive an additional Index Credit Rate on the Term End Date for that Strategy Account Option. After we apply the Index Credit Rate, you will be credited with the Performance Lock Fixed Rate until the next Contract Anniversary.”

Response – Comment complied with.

18.	Comment – Please clarify in the definition of “Lock Threshold” and throughout the prospectus whether the Lock Threshold on any day must occur at Market Close or at any time throughout the trading day.

Response – We have clarified that the Lock Threshold must occur at Market Close in the definition of “Lock” and throughout the prospectus, where appropriate.

19.

Comment – Please delete “For Lock, a feature that automatically “locks-in” and credits an Index Credit Rate equal to the Lock Threshold if the Index Change meets or exceeds the Lock Threshold on any day before the Term End Date.” from the definition of “Performance Lock”. In the sentence following, please delete “For all Strategy Account Options”. Please revise the second to last sentence to state “You may exercise Performance Lock for one, some, or all of your applicable Strategy Account Options other than Strategy Account Options with Lock.” Please add a sentence that states “Performance Lock is not available for a Strategy Account Option with Lock.”

Response – Comment complied with.

20.	Comment – In the definition of “Performance Lock Date”, please remove “(for Lock, the date your Lock Threshold is locked-in).”

Response – Comment complied with.

21.

Comment – Please revise “Performance Lock Fixed Rate” so that it is applicable to both Strategy Account Options with Lock and Strategy Account Options without Lock. Consider revising the term to “Performance Lock Fixed Rate/Lock Fixed Rate”. At the end of the first sentence, add “and the Lock Fixed Rate has been met for Strategy Account Options with Lock from the date of the Lock Threshold to the next Contract Anniversary.”

Response – We have bifurcated the definitions of “Performance Lock Fixed Rate” and “Lock Fixed Rate” so that they appear as two separate terms in the Special Terms section of the prospectus.

The definition of “Performance Lock Fixed Rate” has been revised as follows:

“Performance Lock Fixed Rate – For all Strategy Account Options other than those with Lock, the Performance Lock Fixed Rate is a short-term fixed rate that is applied to Performance Lock amounts from the Performance Lock Date until the next Contract Anniversary.

We may change the Performance Lock Fixed Rate at any time at our discretion, subject to an annual guaranteed minimum interest rate of [0.25%].”

“Lock Fixed Rate” has been added as its own separate term and is defined as follows:

“Lock Fixed Rate – For only a Strategy Account Options with Lock, the Lock Fixed Rate is a short-term fixed rate that is applied to the Strategy Account Option Value from the date the Lock Threshold is met to the next Contract Anniversary.

We may change the Lock Fixed Rate at any time at our discretion, subject to an annual guaranteed minimum interest rate of [0.25%].”

22.

Comment – Please add “or Lock Fixed Rate” at the end of the first sentence of the definition of “Renewal Notice”. Please remove all parentheticals “(or the next Contract Anniversary after a Performance Lock)” from (iv).

Response – In the event a Performance Lock occurs for a Strategy Account Option without Lock, contract owners will be permitted to transfer their Contract Value at the next Contract Anniversary. Similarly, if a Lock Threshold is met, contract owners can transfer their Contract Value at the next Contract Anniversary. Accordingly, we have revised the parentheticals to state “(or the next Contract Anniversary after a Performance Lock or a Lock Threshold is met).”

23.

Comment – The definition of “Strategy Account Option Minimum Withdrawal Value” is incomplete. Neither the response to comment #19 in the previous comment letter or the disclosure in this definition sufficiently explains what the minimum withdrawal value actually is. Referring to a percentage based on applicable state law is not adequate. The prospectus must disclose all material aspects of the offering including what exactly the minimum withdrawal value is, and if it varies by state, then the variations can be disclosed in an appendix.

Response – The Strategy Account Option Minimum Withdrawal Value is the portion of the Minimum Withdrawal Value under the Contract attributed to a Strategy Account Option. On the Contract Issue Date, the Strategy Account Option Minimum Withdrawal Value is equal to a contract owner’s Purchase Payment amount multiplied by 87.5%. Thereafter, the Strategy Account Option Minimum Withdrawal Value moves in proportion to the Strategy Account Option Value and will be increased by increases in Interim Value, positive Index Credits, and transfers of Contract Value to the Strategy Account Option and will be decreased by decreases in Interim Value, negative Index Credits, Net Withdrawals, or applicable fees, and transfers of Contract Value out of the Strategy Account Option. We have revised the disclosure to refer to an actual percentage based upon the minimum non-forfeiture amount under NAIC Model Regulation 250. The rate will not vary by state.

Summary

24.

Comment – In reference to the fifth column in the “Strategy Account Options” table titled “Guaranteed Limit on Upside Parameter rates/Lock Buffer Rates”, are these guaranteed minimums on the Upside Parameter for each Strategy Account Option or for the life of the Contract? If for each Strategy Account Option, then following the table there should be disclosure on the guaranteed minimum for each Upside Parameter for the life of the Contract and following the table should also be disclosure on the minimum guaranteed Buffer Rate of 10% for the non-Lock strategies.

Response – The Upside Parameter rates stated under the column titled “Guaranteed Limit on Upside Parameter rates/Lock Buffer Rates” are the guaranteed minimums on the Upside Parameter for the life of the Contract. We have added disclosure below the table stating that the Upside Parameter rates stated in the table are the minimum guaranteed rates that may be established under the Contract. We have also added disclosure stating that the minimum guaranteed Buffer Rate of 10% for the non-Lock strategies.

25.	Comment – Under the “Strategy Account Options” table, please add disclosure stating the Lock Thresholds are guaranteed minimum rates under the Contract.

Response – Comment complied with.

26.

Comment – In reference to the “Lock Buffer Rate” in the fifth column for the 3-Year Strategy Account Options, the Cover Page suggests that there is only one minimum guaranteed Threshold Lock Buffer Rate, please confirm there will be the same rate in each of these columns for the Threshold Lock strategies.

Response – There is only one minimum guaranteed Lock Buffer Rate. The Lock Buffer Rate in each of these columns for a Strategy Account Option with Lock will be the same. We have added disclosure under the table stating the minimum guaranteed Lock Buffer Rate.

27.

Comment – In reference to the third column titled “Buffer Rate” on the 3-Year Strategy Account Options, the table should set forth actual Threshold Lock Buffer percentage for each Strategy Account Option and not the phrase “Lock Buffer Rate”. The prospectus must be updated each time a Threshold Lock Buffer Rate changes. All material terms of the offering must be in the prospectus.

Response – Please refer to our response to comment #1 above.

28.	Comment – In reference to the sixth column titled “Performance Lock”, for each row referencing a Strategy Account Option with Threshold Lock, replace “automatic by design” with “N/A”.

Response – Comment complied with.

29.

Comment – Please break up the first paragraph after the table into separate paragraphs by starting a new paragraph after the first sentence. In the second sentence, insert “thereafter” before “will be credited with a fixed rate of return until the next Contract Anniversary.”

Response – Comment complied with.

30.

Comment – Please revise the first sentence of the second paragraph on page 11 as follows: “An Investment in the Strategy Account Options of this Contract is subject to its own unique risks including possible loss of all or a significant portion of your principal investment.”

Response – Comment complied with.

31.

Comment – Please break up the second bullet on page 12 into a separate bullet starting from the sentence “Each Strategy Account Option has an applicable Upside Parameter designed to limit participation in positive Index performance.”

Response – Comment complied with.

32.

Comment – Please revise the second sentence of the last bullet as follows: “For example, a Strategy Account Option will always have a Buffer, but, subject to the minimum guaranteed Buffer Rate, will not necessarily have the same Buffer Rate as stated in this prospectus.”

Response – Comment complied with.

33.

Comment – Please delete the third sentence of the second paragraph on page 12 that states “For Lock, Performance Lock automatically “locks-in” and credits an Index Credit Rate equal to the Lock Threshold if the Index Change meets or exceeds the Lock Threshold.”

Response – Comment complied with.

34.	Comment – Please list the first two paragraphs on page 12 as bullet points.

Response – Comment complied with.

Important Information You Should Consider About the Contract

Key Features

Rate Lock

35.

Comment – Please consider using different terminology when referring to the “Rate Lock” such as “Initial Rate Lock” here as well as on page 29 in order to avoid confusion between “Rate Lock”, “Threshold Lock”, and “Performance Lock”.

Response – We have revised the prospectus to clearly distinguish the Performance Lock feature from the Lock Upside Parameter so as to make it clear that a Strategy Account Option with Lock is not applicable to the Performance Lock feature. Given these edits and the disclosure concerning “Rate Lock” which clearly states that it applies on the Contract Issue Date consistent with terminology used by other issuers, we believe the potential for confusion between the terms is low.

Downside Parameter – The Buffer

36.

Comment – Please bold the following sentence: “For example, with a Buffer Rate of 10%, in extreme circumstances, you could lose 90% of your investment in a Strategy Account Option if negative Index performance on the Term End Date is 100%.”

Response – Comment complied with.

Performance Lock

37.	Comment – Please revise the second sentence as follows: “The Performance Lock feature may not be available on all Strategy Account Options including those with Lock.”

Response – Comment complied with.

38.	Comment – In the second to last sentence, please indicate that the loss could be as high as 100%.

Response – Comment complied with.

Fees and Charges

Market Value Adjustments

39.	Comment – Please bold “100%” in the last sentence.

Response – Comment complied with.

Interim Value

40.	Comment – Please bold “100%” in the third sentence.

Response – Comment complied with.

Restrictions

Investments – Investment Restrictions

41.

Comment – Please clarify the meaning of the second bullet point under “Investment Restrictions” that states “At any time we are crediting the guaranteed minimum interest rate specified in your Contract, we reserve the right to restrict your ability to invest in the Fixed Account Option.”

Response – Upon further review, this statement is not applicable and has been removed.

Investments – Availability of Strategy Account Options and Indices and Availability of the optional Return of Purchase Payment Death Benefit

42.

Comment – We repeat the staff’s comment that all material features of the offering including all intermediary specific variations be disclosed in the prospectus regarding the Strategy Account Options, the Indexes, and death benefits. The comment is not intended for individualized suitability recommendations made by a selling firm. This information may be provided in an appendix with appropriate cross-references. We understand that the Company may need time to pull this information together. Therefore, please include it in the next pre-effective amendment filing.

Response – We confirm all material state specific and intermediary specific variations to the offering have been disclosed as required by Form S-1. We do not interpret Form S-1 to require disclosure of an individual broker’s current views on suitability of a product feature which may change at any time.

Risk Factors

Withdrawal Risk

43.	Comment – Please include all transactions that could occur during the Term that would be included in the Interim Value of a Strategy Account Option.

Response – Comment complied with.

Allocation Account Availability Risk

44.

Comment – Please revise the second sentence of the second paragraph as follows: “However, we will always offer at least one Strategy Account Option that is either currently offered or is similar to one that is currently offered as of the date of this prospectus.”

Response – Comment complied with.

Upside Parameter and Buffer Risk

Lock Risk

45.

Comment – Please revise the first sentence as follows: “Each Strategy Account Option includes an automatic locking-in of an Index Credit Rate that is triggered by a target Index gain that is set on the Term Start Date (the “Lock Threshold”).”

Response – Comment complied with.

46.

Comment – Please revise the second sentence as follows: “If the Lock Threshold is not reached on or before the Term End Date, the Strategy Account Option is credited with the Index Change on the Term End Date, subject to the Buffer.”

Response – We have revised the second sentence as follows: “If the Index Change does not meet the Lock Threshold at Market Close on any day during the Term, you will receive an Index Credit Rate equal to the Index Change on the Term End Date, subject to the Buffer.”

47.

Comment – Please revise the last sentence as follows: “If the Lock Threshold is reached during a Term and positive Index performance continues until the next Contract Anniversary, the Lock Threshold limits the positive Index Credit Rate that would otherwise have been applied to your Contract Value.

Response – Comment complied with.

48.

Comment – Please insert the following sentence after the last sentence: “If the Lock Threshold is met, thereafter you will receive the Lock Fixed Rate, which is subject to a guaranteed minimum interest rate of [0.25%], until the next Contract Anniversary.

Response – Comment complied with.

Index Substitution Risk

49.	Comment – Please consider including a numerical example within the discussion of an index substitution.

Response – Comment complied with.

Purchasing a Corebridge MarketLock Annuity

Free Look

50.	Comment – Please clarify whether or not refund reflects Interim Value

Response – We have added disclosure to clarify that Interim Value will not apply to a refund of Purchase Payment, but will apply to a refund of Contract Value where state law requires.

Allocation Accounts

Fixed Account Option

51.	Comment – Please clarify that the Fixed Account Option serves as the default allocation option in the absence of instructions.

Response – We have added disclosure clarifying that the Fixed Account Options serves as the default allocation option in the absence of instructions or if an allocation to a Strategy Account Option is no longer available.

Strategy Account Options

52.

Comment – Referencing the disclosure under the fourth bullet point on page 31, the Lock Buffer Rates cannot be incorporated by reference from the Company’s website and must be disclosed in the prospectus.

Response – Please refer to our response to comment #1 above.

53.

Comment – Please revise the second sentence of the third paragraph on page 32 following the table as follows: “However, we will always offer at least one Strategy Account Option that is either currently offered or is substantially similar to one that is currently offered as of the date of this prospectus.”

Response – Comment complied with.

Examples

Upside Parameter: Calculating Gain for a Strategy Account Option with Lock

54.	Comment – Please revise the first sentence as follows: “On any day up to and including the Term End Date for a Strategy Account Option with Lock, we will provide”.

Response – Comment complied with.

55.

Comment – Please revise the second sentence of the first bullet to state: “Once this occurs, the Strategy Account Option will no longer receive Index performance and will be credited with the Lock Fixed Rate until the next Contract Anniversary and will be reduced on a dollar-for-dollar basis for any fees, charges, or Withdrawals deducted.”

Response – We have revised the second sentence of the first bullet as follows: “Once this occurs, you will no longer participate in the Index performance, and you will not receive an additional Index Credit Rate on the Term End. After we apply the Index Credit Rate as of the date the Lock Threshold is met, you will be credited with the Lock Fixed Rate until the next Contract Anniversary and will be reduced on a dollar-for-dollar basis for any fees, charges or withdrawals deducted.

56.

Comment – Please delete “or exceeds” from the second bullet. If the Index Change exceeds the Lock Threshold, the Company will credit Index Credit Rate which is essentially stated in the bullet point above.

Response – Comment complied with.

57.

Comment – Please revise the third bullet to state “If Index Change does not meet the Lock Threshold on any day during the Term and is zero on the Term End Date, your Index Credit Rate will equal zero.”

Response – Comment complied with.

58.

Comment – Please revise the fourth bullet to state “If Index Change does not meet the Lock Threshold on any day during the Term and is negative on the Term End Date, the Index Credit Rate is offset by the Buffer.”

Response – Comment complied with.

59.	Comment – Please revise the heading above the bar graph to state “Hypothetical Examples of the Lock”.

Response – Comment complied with.

60.	Comment – Please revise “Index Change on the Term End Date” to “Index Change” in the bar graph titled “Hypothetical Examples of the Lock”.

Response – Comment complied with.

61.	Comment – In the bullet for example 2, delete “at the Performance Lock Date”.

Response – Comment complied with.

Selecting Allocation Accounts for Investment

62.	Comment – Please delete “and Lock Buffer Rates” from the last paragraph on page 39.

Response – Please refer to our response to comment #1 above.

Next Contract Anniversary after a Performance Lock

63.	Comment – Please revise the heading as follows: “Next Contract Anniversary after a Performance Lock or Threshold Lock.”

Response – We have revised the heading as follows: “Next Contract Anniversary after a Performance Lock or a Lock Threshold is met”.

64.

Comment – Please revise the first sentence of the first paragraph to state “If Performance Lock for a Strategy Account Option occurs or a Threshold Lock occurs for a Strategy Account Option with Threshold Lock,”

Response – We have revised the sentence as follows: “If Performance Lock for a Strategy Account Option occurs or a Lock Threshold is met on any day during the Term for a Strategy Account Option with Lock,”.

65.

Comment – Please revise the first sentence of the second paragraph to state “if you exercised Performance Lock or Threshold Lock occurs for a Strategy Account Option with Threshold Lock no later than [20] days of the next Contract Anniversary.

Response – We have revised the sentence as follows: “if you exercised Performance Lock or a Lock Threshold is met for a Strategy Account Option with Lock no later than [20] days of the next Contract Anniversary.”

66.	Comment – Please revise the second sentence of the second paragraph to state “if you exercised Performance Lock or Threshold Lock occurs for a Strategy Account Option with Threshold Lock”.

Response – We have revised the sentence as follows: “if you exercised Performance Lock or a Lock Threshold is met at Market Close for a Strategy Account Option with Lock”.

67.	Comment – Please delete “and Lock Buffer Rates” from the last sentence of the second paragraph.

Response – Please refer to our response to comment #1 above.

Valuing Your Investment in a Strategy Account Option

Strategy Account Option Value

68.	Comment – Please insert “or date a Threshold Lock occurs for a Strategy Account Option with Threshold Lock in the second sentence of the first bullet.

Response – We have inserted “or date a Lock Threshold is met at Market Close for a Strategy Account Option with Lock.”

69.

Comment – Please clearly state that locking in an Index Credit if the Threshold Lock Rate is met for a Strategy Account Option with Threshold Lock is not a locking in on Interim Value and that the Index Credit will not be based on Interim Value.

Response – Comment complied with.

70.

Comment – Please describe the value upon which an Index Credit will be calculated. For example, the Strategy Base less any prior deductions for fees, charges, or Withdrawals deducted from the Strategy Account Option.

Response – We have revised the first bullet to include the following: “For all Strategy Account Options, the Index Credit equals the Index Credit Rate multiplied by the Strategy Base at the end of the day prior to application of the Index Credit Rate.”

Performance Lock

Strategy Account Options Other than Lock

71.	Comment – At the end of the third sentence, please add the parenthetical “(other than Threshold Lock)”.

Response – We have added the parenthetical “(other than those with Lock)”.

72.	Comment – Please delete the extra zero in “$8,400”.

Response – Comment complied with.

Lock Strategy Account Option

73.	Comment – Please delete the heading “Lock Strategy Account Option” and the entire paragraph under it as Threshold Lock should not be a part of the Performance Lock discussion.

Response – Comment complied with.

All Strategy Account Options

74.	Comment – Delete the heading “All Strategy Account Options” as Threshold Lock should not be a part of the Performance Lock discussion.

Response - Comment complied with.

75.	Comment - Delete “Other than for a Lock Strategy Account Option that has an automatic Performance Lock by design” from the second bullet.

Response - Comment complied with.

76.

Comment – Please consider deleting the parenthetical “regardless of whether or not a Performance Lock has occurred from the last bullet. If a Performance Lock has occurred, doesn’t the value get transferred out of the Strategy Account Option at the next Contract Anniversary? How is the Performance Lock Fixed Rate relevant after that anniversary?

Response – We have removed the parenthetical disclosure as it is not relevant. Once the Performance Lock occurs, the value is transferred out of the Strategy Account Option at the next Contract Anniversary.

Access to Your Money

Assessment of Withdrawal Charges and MVA

77.

Comment – Please revise the first sentence of the third paragraph to state “If you take a Withdrawal or Surrender before the Term End Date of a Strategy Account Option, or periodic fees and charges are deducted, or annuitization, death benefit payments, or Performance Locks occurs, it will reduce your investment in that Strategy Account Option.”

Response – We have revised the sentence to state “if you take a Withdrawal or Surrender before the Term End Date of a Strategy Account Option, or periodic fees and charges are deducted, or annuitization or benefit payments occur, it will reduce your investment in that Strategy Account Option.” Performance Lock does not cause the Interim Value to be recalculated and has been omitted from the sentence.

Appendix F: State Variations

Free Look - Florida

78.	Comment – If true, please clarify if any fees or charges imposed under the Contract includes Interim Value.

Response – An Interim Value calculation will apply when calculating the refund. We have revised the disclosure accordingly.

Should you have any questions or need any additional information, please do not hesitate to contact me at (213) 218-1918 or e-mail: trina.sandoval@corebridgefinancial.com.

Very truly yours,

/s/ Trina Sandoval

Trina Sandoval

cc:	Andrea Ottomanelli Magovern, Assistant Director

Elizabeth Bentzinger, Senior Special Counsel

Matthew Williams, Branch Chief